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Exhibit 12.1

Washington Prime Group Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratio data)
(unaudited)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings before fixed charges:
Net income from continuing operations	$205,455	$187,334	$156,390	$159,860	$153,748
Income tax expense	1,215	196	165	157	119
(Income) loss from unconsolidated entities	(973)	(1,416)	(1,028)	143	525
Remeasurement gains from unconsolidated entities	(99,375)	—	—	—	—
Distributions from unconsolidated entities	1,004	2,110	2,558	129	694
Fixed charges	82,840	56,219	59,429	55,938	63,767
Capitalized interest	(281)	(1,019)	(442)	(472)	(25)

Earnings before fixed charges	$189,885	$243,424	$217,072	$215,755	$218,828

Fixed charges:
Interest expense(1)	$82,452	$55,058	$58,844	$55,326	$63,601
Capitalized interest	281	1,019	442	472	25
Portion of rents representative of the interest factor	107	142	143	140	141

Total fixed charges	$82,840	$56,219	$59,429	$55,938	$63,767

Ratio of earnings to fixed charges	2.29	4.33	3.65	3.86	3.43

(1)
Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.

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  Exhibit 12.1
Washington Prime Group Inc. Computation of Ratios of Earnings to Fixed Charges (in thousands, except ratio data) (unaudited)